Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter 2016

Non-IFRS to IFRS Bridge

During the second quarter of 2015 the Company recorded exceptional charges of $2.6 million as part of its restructuring and growth plan and presented the quarterly results also excluding these charges on a Non-IFRS basis. The second quarter 2016 results are compared in this document to the Non-IFRS results of the second quarter of 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for the second quarter of 2015 and its comparison summary with the IFRS results of the second quarter of 2016:

	2015			2016
	IFRS	Restructuring	Non-IFRS	IFRS	Increase	Increase
	In Thousands USD					%
Revenue	$99,834	$1,820	$101,654	$119,164	17,510	17%
Cost of revenue	51,307	(759)	50,548	58,695	8,147	16%
Gross profit	48,527	2,579	51,106	60,469	9,363	18%
Operating income	1,953	2,579	4,532	9,151	4,619	102%
Net income for the period	$960	$2,579	$3,539	$7,815	$4,276	121%
Net income per share
Basic and diluted (in USD)	0.05	0.12	0.17	0.37	0.20	119%

Revenue

Second quarter revenues increased 17.2% to $119.2 million from $101.7 million revenues* in the same quarter 2015. The increase was driven primarily by growing consumer demand for sparking water makers and consumables mainly in Germany, Canada, Japan, France and South Korea.

Geographical Revenue Breakdown	Three Months Ended
	June 30, 2015*	June 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$65.1	$74.4	$9.3	14%
The Americas	23.1	26.0	2.9	12%
Asia-Pacific	9.1	13.0	3.9	44%
Central & Eastern Europe, Middle East, Africa	4.4	5.8	1.4	32%
Total	$101.7	$119.2	$17.5	17%

The following table sets forth each region’s contribution to total revenue and a comparison with the second quarter of 2015

(by percentage):

Region	Portion of the revenue in three months ended
	June 30, 2015*	June 30, 2016
Western Europe	64.0%	62.4%
The Americas	22.7%	21.8%
Asia-Pacific	8.9%	10.9%
Central & Eastern Europe, Middle East & Africa	4.4%	4.9%
Total	100.0%	100.0%

The increase in customer demand in the quarter was generated by all regions and all products. The high increase in the Asia-Pacific region is primarily from Japan and South Korea. The increase in Western Europe is primarily from Germany, France and Switzerland. The increase in the Americas is primarily from both Canada and the U.S. The increase in CEMEA was mainly from Czech Republic and Israel. Changes in currency exchange rates had no material impact on quarterly revenue in comparison with the same quarter in 2015.

*	The comparable second quarter 2015 data included in this document relate to Adjusted non-IFRS measure. See “Non IFRS Financial Measures” in page 3 in the Company's press release titled “SodaStream Reports Second Quarter 2016 Results”.

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Sparkling water maker unit sales increased 30% to 637,000 from 491,000, CO2 refill unit sales increased 9% to 7.5 million from 6.9 million and flavor unit sales increased 18% to 6.0 million from 5.1 million, in each case, compared to the same period in 2015.

Gross Margin

Gross margin for the second quarter 2016 was 50.7% compared to 50.3% for the same period in 2015. The 40 basis point increase was mainly due to production optimization in Lehavim plant partially off-set by a higher portion of sparkling water makers in the product mix.

Sales and Marketing

Sales and marketing expenses for the second quarter 2016 totaled $38.0 million, or 31.9% of revenue, compared to $35.1 million, or 34.5% of revenue, for the same period in 2015.

Advertising and promotion expenses increased by $4.6 million to $18.1 million, or 15.2% of revenue, compared to $13.5 million, or 13.3% of revenue, in the same period in 2015.

Other selling expenses decreased by $1.7 million to $19.9 million, or 16.7% of revenue, compared to $21.6 million, or 21.3% of revenue, in the same period in 2015.

General and Administrative

General and administrative expenses for the second quarter 2016 decreased by $0.5 million to $11.0 million, or 9.2% of revenue, compared to $11.5 million, or 11.3% of revenue in the same period in 2015.

Operating Income

Operating income increased 101.9% to $9.2 million, or 7.7% of revenue, compared to $4.5 million, or 4.5% of revenue, in the same period 2015.

Tax Expense

Tax expense was $1.1 million reflecting an effective tax rate of 12.7%, compared to $0.4 million with an effective tax rate of 29.5% in the second quarter 2015.

Net Income

Second quarter 2016 net income on an IFRS basis was $7.8 million, or $0.37 per diluted share, based on 21.3 million weighted shares outstanding compared to net income on IFRS basis of $1.0 million, or $0.05 per diluted share, based on 21.1 million weighted shares outstanding in the same period in 2015.

Foreign Currency Impact

Changes in currency exchange rates had no material impact in comparison with the same period in 2015.

Balance Sheet

As of June 30, 2016, the Company had cash and cash equivalents of $40.9 million, an increase of $6.4 million, or 18.6% compared to $34.5 million at December 31, 2015 driven by cash generated from operations and lower expenditures following the completion of the majority of the investments in the Company’s new facility in Lehavim.

As of June 30, 2016, the Company had $24.2 million of bank debt compared to $36.8 million of bank debt as of December 31, 2015.

Working capital at June 30, 2016, decreased 5.0% to $133.6 million compared to $140.7 million at December 31, 2015. Inventories at June 30, 2016 decreased 7.1% to $104.9 million compared to $113.0 million at December 31, 2015.

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Non-IFRS to IFRS Bridge

During the first half of 2015 the Company recorded exceptional charges of $4.9 million as part of its restructuring and growth plan and presented the first half results also excluding these charges on a Non-IFRS basis. The first half of 2016 results are compared in this document to the Non-IFRS results of the first half of 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for the first half of 2015 and its comparison summary with the IFRS results of the first half of 2016:

	2015			2016
	IFRS	Restructuring	Non-IFRS	IFRS	Increase	Increase
	In Thousands USD					%
Revenue	$190,178	$2,820	$192,998	$220,037	$27,039	14%
Cost of revenue	96,200	(2,072)	94,128	108,396	14,268	15%
Gross profit	93,978	4,892	98,870	111,641	12,771	13%
Operating income	3,302	4,892	8,194	17,071	8,877	108%
Net income for the period	$7,007	$4,892	$11,899	$13,908	$2,009	17%
Net income per share
Diluted (in USD)	0.33	0.23	0.56	0.66	0.10	16%

Revenue

First half revenue increased 14.0% to $220.0 million from $193.0 million in the first half 2015. The increase was primarily due to growing consumer demand for sparking water makers and consumables mainly in Germany, Canada, Japan and France.

Geographical Revenue Breakdown	Six Months Ended
	June 30, 2015*	June 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$119.7	$137.0	$17.3	14%
The Americas	45.9	48.9	3.0	7%
Asia-Pacific	18.0	21.8	3.8	21%
Central & Eastern Europe, Middle East, Africa	9.4	12.3	2.9	32%
Total	$193.0	$220.0	$27.0	14%

The following table sets forth each region’s contribution to total revenue and a comparison with the first half 2015 (by percentage):

Region	Portion of the revenue in six months ended
	June 30, 2015*	June 30, 2016
Western Europe	62.1%	62.3%
The Americas	23.8%	22.2%
Asia-Pacific	9.3%	9.9%
Central & Eastern Europe, Middle East & Africa	4.8%	5.6%
Total	100.0%	100.0%

The increase in customer demand was generated by all regions and all products. The higher increase in the Asia-Pacific region is primarily from Japan and South Korea. The increase in Western Europe is primarily from Germany, France and Switzerland. The increase in the Americas is primarily from Canada. The increase in CEMEA is primarily from Czech Republic and Israel.

The currency unfavorable changes in foreign currency exchange rate decreased revenue by 1% or $2.1 million for the first half of 2016.

Sparkling water maker unit sales increased 20% to 1.2 million from 1.0 million, CO2 refill unit sales increased 10% to 14.3 million from 13.0 million and flavor unit sales increased 13% to 11.3 million from 10.0 million, in each case, compared to the first half 2015.

Gross Margin

First half gross margin was 50.7% compared to 51.2% in the prior year. Gross margin in the first half of 2016 was negatively impacted by a higher proportion of sparking water maker units in the product mix whereas the first half of 2015 was positively impacted primarily by higher share of CO2 refills in product mix. In addition, unfavorable changes in foreign currency exchange rates decreased the gross margin by 2.4% or $2.7 million for the first half of 2016.

Sales & Marketing

Sales and marketing expenses increased by 4.6% to $70.7 million, or 32.1% of revenue, compared to $67.6 million, or 35.0% of revenue in first half 2015.

Selling expenses within the sales and marketing expenses amounted to $39.0 million or 17.7% of revenue, compared to $41.5 million or 21.5% of revenue in the first half of 2015. Advertising and promotion expenses were $31.7 million or 14.4% of revenue in the first half of 2016, compared to $26.1 million or 13.5% of revenue in the first half of 2015.

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General & Administrative

General and administrative expenses for the first half of 2016 were $21.6 million, or 9.8% of revenue, compared to $23.1 million, or 12.0% of revenue in 2015.

Operating Income

Operating income increased to $17.1 million, or 7.8% of revenue compared to $8.2 million or 4.2% of revenue in the first half of 2015. Operating income was negatively impacted by changes in foreign currency exchange rates by approximately $2.2 million for the first half of 2016.

Tax Expense

Tax expense was $2.1 reflecting an effective tax rate of 12.9% compared to $1.4 million or an effective tax rate of 16.4% in the first half of 2015.

Net Income

First half 2016 net income on an IFRS basis was $13.9 million, or $0.66 per diluted share, based on 21.2 million weighted shares outstanding, compared to net income on an IFRS basis of $7.0 million, or $0.33 per diluted share, based on 21.1 million weighted shares outstanding in the first half of 2015.

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